United States securities and exchange commission logo





                               August 31, 2020

       David Quinn
       Chief Financial Officer
       Atlas Technical Consultants, Inc.
       13215 Bee Cave Parkway
       Building B, Suite 230
       Austin, TX 78738

                                                        Re: Atlas Technical
Consultants, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed March 16,
2020
                                                            Form 10-Q for
Fiscal Quarter Ended June 30, 2020
                                                            Filed August 10,
2020
                                                            Form 10-Q for
Fiscal Quarter Ended March 31, 2020
                                                            Filed May 11, 2020
                                                            File No. 001-38745

       Dear Mr. Quinn:

             We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-Q for Fiscal Quarter Ended June 30, 2020

       Exhibits

   1. It appears your officer certifications filed under Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the
language referring to internal control over financial reporting that should appear in the
introductory sentence of paragraph 4 of the Section 302
                                                        certifications. Please
revise your filing to include the correct certifications. We refer you to the guidance under
Compliance and Disclosure Interpretations (C&DI) for Regulation
                                                        S-K, Question 246.13.
This comment also applies to your Form 10-Q for fiscal quarter ended March 31, 2020.
 David Quinn
Atlas Technical Consultants, Inc.
August 31, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 with any questions.



FirstName LastNameDavid Quinn                             Sincerely,
Comapany NameAtlas Technical Consultants, Inc.
                                                          Division of
Corporation Finance
August 31, 2020 Page 2                                    Office of Trade &
Services
FirstName LastName